As filed with the Securities and Exchange Commission on December 17, 2010

Registration No. 333- 164617

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Peru

(Name of Registrant)

José Augusto Tenorio Benavides

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Jaime Mercado, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities, warrants and/or units having an aggregate principal amount of $5,000,000,000 or the equivalent thereof in currency, currency units or units, registered under the Registrant’s Registration Statement No. 333-164617 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities and/or units are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement under Schedule B (File No. 333-164617) of the registrant, as previously amended by the Post-Effective Amendment No. 1 filed on June 9, 2010, and immediately effective upon such filing, is being filed solely to add Exhibits A.1, B.3, E.1, F.1, G.1 and H.1 to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

CONTENTS

This Post-Effective Amendment No. 2 to Registration Statement No. 333-164617 comprises the following exhibits:

A.	Form of Underwriting Agreement(1)

A.1	Conformed Copy of the Underwriting Agreement, dated as of November 10, 2010, among the Republic of Peru and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, each as Underwriter

B.	Fiscal Agency Agreement, dated as of February 6, 2003, between the Republic of Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, including form of Debt Security(2)

B.1	Amendment No. 1 to the Fiscal Agency Agreement, dated November 21, 2003, between the Republic of Peru and JPMorgan Chase Bank(3)

B.2	Amendment No. 2 to the Fiscal Agency Agreement, dated October 14, 2004, between the Republic of Peru and JPMorgan Chase Bank(4)

B.3	Form of 5.625% U.S. Dollar-Denominated Global Bonds due 2050

C.	Form of Warrant Agreement, including form of Warrant*

D.	Form of Unit*

E.	Opinion of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru, with respect to the legality of the securities(5)

E.1	Opinion of Hernández y Cia Abogados, Peruvian counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

F.	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, with respect to the legality of the securities(6)

F.1	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

G.	Consent of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru (included in Exhibit E)

G.1	Consent of Hernández y Cia Abogados (included in Exhibit E.1)

H.	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F)

H.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F.1)

(1)	Incorporated by reference to Exhibit A to Peru’s Registration Statement on Schedule B (No. 333-110394).
(2)	Incorporated by reference to Exhibit B to Peru’s Registration Statement on Schedule B (No. 333-110394).
(3)	Incorporated by reference to Exhibit C.1 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(4)	Incorporated by reference to Exhibit C.2 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(5)	Incorporated by reference to Exhibit E to Peru’s Registration Statement on Schedule B (No. 333-164617).
(6)	Incorporated by reference to Exhibit F to Peru’s Registration Statement on Schedule B (No. 333-164617).
*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Peru, has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru on the 17th day of December, 2010.

By:	/S/ BETTY SOTELO BAZÁN
Name:	Betty Sotelo Bazán
Title:	General Director of the National Directorate of Public Indebtedness of the Ministry of Economy and Finance of Peru

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this Post-Effective Amendment No. 2 to the Registration Statement in the City of New York, New York, on the 17th day of December, 2010.

By:	/S/ JOSÉ AUGUSTO TENORIO BENAVIDES
Name:	José Augusto Tenorio Benavides
Title:	Consul General of Peru, New York

EXHIBIT INDEX

A.1	Conformed Copy of the Underwriting Agreement, dated as of November 10, 2010, among the Republic of Peru and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, each as Underwriter

B.3	Form of 5.625% U.S. Dollar-Denominated Global Bonds due 2050

E.1	Opinion of Hernández y Cia Abogados, Peruvian counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

F.1	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

G.1	Consent of Hernández y Cia Abogados (included in Exhibit E.1)

H.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F.1)